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October 3, 2024
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Marc Thomas and Cara Lubit

Re:	SoFi Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarterly Period Ended June 30, 2024
Form 8-K Filed July 30, 2024
File No. 001-39606

Dear Mr. Thomas and Ms. Lubit:

On behalf of SoFi Technologies, Inc. (the “Company”), this letter respectfully responds to the comment letter dated September 19, 2024, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”), Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (the “Form 10-Q”) and the Current Report on Form 8-K filed July 30, 2024 (the “Form 8-K”). For your convenience, we have reproduced the Staff’s comment in italics below, followed by the Company’s response.
Form 10-K for the Fiscal Period Ending December 31, 2023
Consolidated Results of Operations, page 98

1.Please revise future filings to enhance your quantitative and qualitative description of material changes from period to period, including where such changes within a line item offset one another. Refer to Item 303 of Regulation S-K. Examples of enhancements may include:
•narrative discussing changes over all periods presented. We note, for example, that narrative disclosures at the top of page 103 and bottom of 108 appear to only include discussion of changes from 2021 to 2022.
•quantification of the key factors impacting period over period changes, so that readers have context as to how much of the change is attributable to different factors discussed and the extent of offsetting amounts.
•additional granularity, where applicable, to understand any differences among material drivers or trends that apply to specific loan types. One example might be enhanced discussion by loan type for the components that aggregate into “loan origination, sales, and securitizations” within noninterest income.
•when discussing multiple key drivers (e.g., for noninterest income, noninterest expense, etc.), clear identification of the component line items to which different drivers relate.
•enhanced explanation tying trends to underlying causes. As one example only, disclosures on pages 102 and 109 note utilization and expansion of lead generation channels but do not provide context as to type or nature of the channels that have grown or been added.

RESPONSE:     The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its future filings in response to the Staff’s comment to enhance the quantitative and qualitative description of material changes from period to period.

October 3, 2024

Provision for Credit Losses
Analysis of Charge-offs, page 103

2.We note your tabular disclosure on page 103 providing the net charge-offs and ratio of net charge-offs to average loans by loan product for each period presented. Please revise your disclosures, in future filings, to provide a discussion of the factors that drove material changes in these numbers, or the related components, during all periods presented. Refer to Item 1405(b) of Regulation S-K. Ensure your revised disclosure includes, and quantifies where appropriate, consideration of the following:
•Clarification of what types of charge-offs are non-credit-related and the differences, if any, between factors impacting credit and non-credit related charge-off trends.
•Discussion of factors driving the changes in charge-off rates (e.g., delinquency rate trends, recovery amounts, etc.), by loan product.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its future filings in response to the Staff’s comment.

Financial Services Segment, page 112

3.We note your tabular disclosure on page 93 regarding Financial Services products. Please revise future filings, here or elsewhere as appropriate, to more fulsomely explain whether and how changes in these numbers relate to or impact revenue and expense trends discussed within your Summary Results segment disclosures.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its future filings in response to the Staff’s comment to explain whether and how changes in its Financial Services products numbers relate to or impact revenue and expense trends.

4.We note your disclosure, such as on page 87, that your Financial Services Segment primarily earns revenue from net interest income, referral fees, interchange fees, and brokerage fees. The last three of these appear to be aggregated into noninterest income in the table on page 112. In future filings, please include some quantitative measure(s) to indicate the proportion of noninterest income attributable to these different revenue streams.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment, and directs the Staff to Note 3 to the Company’s Consolidated Financial Statements in which, on page 155 of the 2023 Form 10-K, under the heading Disaggregated Revenue, the Company discloses noninterest income attributable to Financial Services on a disaggregated basis, including referral fees, interchange fees, and brokerage fees.

In response to the Staff’s comment, the Company respectfully advises the Staff that, in future filings, it intends to revise the disclosures as set forth on page 1 of Exhibit A to this letter for additional clarity.

5.Exhibit 99.1 of your 8-K dated July 30, 2024 discloses that assets under management have grown over 50% year-over-year. In future filings, including 10-Q and 10-K filings, please quantify assets under management for each period presented, and discuss any material changes in levels or composition.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment, and advises the Staff that assets under management (“AUM”) and related revenue that the Company earned were not significant to results for either of the three or six month periods ended June 30, 2024 (accounted for approximately 1% of total net revenue in either period) and therefore were not included. Further, the Company respectfully advises the Staff that it will revise its future filings in response to the Staff’s comment to no longer discuss AUM related metrics until the related revenue becomes material to the Company’s financial results, at which point it will quantify AUM.

October 3, 2024

Critical Accounting Policies and Estimates
Goodwill, page 123

6.For any reporting units that have recognized a goodwill impairment charge or are deemed to be at risk of an impairment charge, please revise your disclosures in future filings to quantify the amount of goodwill allocated to the reporting unit.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its future filings in response to the Staff’s comment to quantify the amount of goodwill allocated to a reporting unit for any reporting units that have recognized a goodwill impairment charge or are deemed to be at risk of an impairment charge.

Interest Rate Risk, page 124

7.We note your discussion of sensitivity analysis regarding interest rate changes, including disclosure of certain assumptions incorporated into your analysis (e.g., market expectations of interest rates, contractual cash flows, etc.). In future filings, please address the items below.
•Enhance your disclosures to discuss how any assumptions have changed from period to period, including changes to data sources used or material changes in judgements and determinations made by management as your modeling evolves.
•To the extent that management reviews sensitivity analyses for additional hypothetical changes in interest rates (e.g., 50 or 200 basis point changes in market interest rates, etc.), consider adding these other points to your tabular disclosure.
•To the extent that your ALCO or senior management receives information about and uses other metrics, such as economic value of equity (“EVE”), for purposes of managing or monitoring interest rate risk, consider expanding your disclosure to include discussion of those other metrics and how management uses them.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its future filings in response to the Staff’s comment.

Consolidated Statements of Operations and Comprehensive Loss, page 132

8.We note that you present Provision for credit loss within noninterest expenses on the Consolidated Statements of Operations. We also note your disclosure on page 122 that the Company became a bank holding company during 2022. Please tell us how you considered presentation of your consolidated financial statements in accordance with Article 9 of Regulation S-X.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that since becoming a Bank Holding Company in 2022, it has been subject to Rule 9 of Regulation S-X, including specifically Rule 9-04 Statements of comprehensive income which indicates that various captions, if applicable, should appear on the face of the statement of comprehensive income or notes thereto. The Company also acknowledges that Rule 9-04 depicts an “ordering” of these captions which relates provision for credit losses to net interest income. The Company agrees that the provision for credit losses is an important caption and the Company reports it as a separate line item on the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company also discloses provision for credit losses within its Allowance for Credit Losses footnote.

The Company acknowledges its presentation of provision for credit losses, as a discrete line item within noninterest expense, differs from the depiction within Rule 9-04. However, the Company believes its presentation is acceptable for the following reasons.
•While provision for credit losses is an important line item to the Company and for readers of its financial statements, it is not material to net interest income nor total net revenue (4.4% and 2.3% of net interest income, and 2.6% and 1.5% of total net revenue, for the year ended December 31, 2023 and six months ended June 30, 2024, respectively).
◦While the Company’s lending-activities subject itself to credit risk, the vast majority of its loans (96% and 91% as of December 31, 2023 and June 30, 2024,

October 3, 2024

respectively) are reported at fair value on the balance sheet under the fair value option and therefore, with respect to those loans, the provision for credit losses under ASC 326, Financial Instruments — Credit Losses (“CECL”) is not applicable. These loans (Personal Loans, Student Loans and Home Loans) are recorded on the balance sheet at fair value with changes in fair value, including those related to credit, recorded outside of the provision for credit losses. The provision for credit losses primarily relates to credit card loans measured at amortized cost, which only made up 1.2% and 1.1% of total loans as of December 31, 2023 and June 30, 2024, respectively.
◦Refer to the tables below for additional detail on the composition of the Company’s loans, related provision for credit losses, and provision for credit losses as it relates to net interest income and total net revenue.
•The Company believes a presentation of the components of its net interest income and noninterest revenue – and their summation (total net revenue), without the impact of provision for credit losses, provides readers of its financial statements with transparency and an understanding of its underlying business performance, and allows for comparability amongst other financial services companies.
◦SoFi is a highly diverse financial services company, which offers a diverse suite of products and services, including those which could be considered “traditional banking activities”, as well as products and capabilities designed for enterprises, and technology products and solutions. As a result of this diversity, a significant portion of the Company’s total net revenue is related to noninterest income, given that customer relationships generate revenues from both “interest income” and “noninterest income” (e.g., referral, interchange, brokerage, technology services, loan originations, sales, and securitizations, and servicing income).
◦An important focus of the Company and its investors is revenue growth and that revenue growth would be distorted by netting the provision for credit losses from total net revenue because the provision for credit losses does not relate to the majority of the Company’s revenue generating activities.
◦The Company has noted that many of its diversified bank holding company peers, who also have significant noninterest income, present the provision for credit losses outside of revenue.

Considering these factors, the Company believes presenting the provision for credit losses as a discrete line item within other noninterest expenses on the income statement provides the most meaningful information to its investors and an acceptable alternative to presenting within revenue.

The Company will continue to monitor and assess the materiality, both qualitatively and quantitatively, of its provision for credit losses to reaffirm its current view on its presentation on the income statement. If the Company determines in the future that the provision for credit losses is material, it will update its presentation by presenting the provision for credit losses below total net revenue and above noninterest expense.

The tables below present information on the Company’s loan portfolio, provision for credit losses on loans held at amortized cost, net interest income and total net revenue.

Consolidated Balance Sheets Metrics
($ in thousands)	December 31, 2023	June 30, 2024
Total loans	$22,958,414	$25,260,855
Loans held at fair value	22,122,255	23,088,327
Loans held at fair value as percentage of total loans	96.4%	91.4%
Loans held at amortized cost	836,159	2,172,528
Loans held at amortized cost as percentage of total loans	3.6%	8.6%
Credit card loans	272,628	274,233
Credit card loans as a percentage of total loans	1.2%	1.1%

October 3, 2024

Consolidated Statements of Operations and Comprehensive Income (Loss) Metrics
($ in thousands)	Year Ended December 31, 2023	Six Months Ended June 30, 2024
Net interest income	$1,261,740	$815,302
Total net revenue	2,122,789	1,243,613
Provision for credit losses on loans held at amortized cost	54,945	18,822
Provision for credit losses on loans held at amortized cost as a percentage of total net revenue	2.6%	1.5%
Provision for credit losses on loans held at amortized cost as a percentage of net interest income	4.4%	2.3%

Notes to Consolidated Financial Statements
Note 1. Organization, Summary of Significant accounting Policies
Financial Guarantees, page 140

9.We note your disclosure, here and on page 171, that you entered into a credit default swap related to your student loans that meets the definition of a financial guarantee and is excluded from derivative accounting treatment. Please provide us with your accounting analysis supporting your accounting for this credit default swap. The response should include, but not be limited to, analysis addressing how this met the definition of a financial guarantee, why it is excluded from derivative accounting treatment, and how you determined that the insurance contract claim method should be applied. Include specific references to authoritative guidance you used in reaching your conclusions.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it evaluated the criteria in ASC 815-10-15-58, which provides a scope exception to ASC 815, Derivatives and Hedging, for financial guarantee contracts, defined as meeting specified criteria related to a) reimbursement amounts, b) reimbursement events, and c) risk exposure throughout the term.
•Reimbursements under the credit default swap are calculated solely on the unpaid loan principal balance immediately prior to satisfying the conditions to settlement (i.e., the amount outstanding at the time the borrower fails to satisfy payment obligations as due under the loan or as accelerated upon occurrence of an event of default). Because settlement is limited to the borrower’s obligations under a non-derivative loan contract, ASC 815-10-15-58(a) is satisfied.
•Reimbursement is only provided once a credit event has occurred, the affected loan is past due, and a claim has been made. Losses on past due loans are reflected in the fair value of loans held for investment, at fair value. Because settlement cannot occur until a borrower has missed a payment, ASC 815-10-15-58(b) is satisfied.
•The Company owns the loans in the credit default swap reference portfolio at inception, and throughout the contract the portfolio only includes loans owned by the Company. Loans included in the reference portfolio must be removed if modified under a hardship program or otherwise to extend the repayment date. If the Company sells performing loans initially included in the reference portfolio, such loans are removed from the reference portfolio. Therefore, the Company is exposed to the risk of nonpayment at inception and throughout the contract, satisfying ASC 815-10-15-58(c).

For completeness, the Company also evaluated the discussion of relinquishment of rights in paragraph A22 on the Basis for Conclusions for FASB Statement 149. Once the Company has received settlement in respect of a delinquent loan in the reference portfolio, the guarantor is assigned the entirety of the beneficial interest in the affected loan, with the right to convert that beneficial interest to ownership. As owner of the beneficial interest, or legal owner upon exercise of the conversion option, the guarantor will receive all recoveries related to settled loans, even after the expiration of the credit default swap. Further, the guarantor has the right to remove the Company as servicer with respect to such loans. Therefore, the relinquishment of rights requirement in paragraph A22 is met.

October 3, 2024

Because all of the scope exception criteria in ASC 815-10-15-58 are met, the credit default swap meets the definition of a financial guarantee and is not treated as a derivative. While ASC 815 provides a scope exception for financial guarantees, US GAAP does not explicitly address how the insured entity accounts for a freestanding purchased credit insurance contract. At its March 11, 2020 meeting the FASB discussed a technical inquiry related to the accounting for such instruments in the context of ASU 2016-13 (now ASC 326, Financial Instruments — Credit Losses). A freestanding credit insurance contract for loans or receivables within the scope of ASC 326 would be aligned with the recognition of expected credit losses; however, the staff noted that there may be other acceptable approaches, including recognition of the insurance recovery asset on an incurred basis.

Because the loans covered by the credit default swap are held at fair value under ASC 825, Financial Instruments, they are not within the scope of ASC 326; therefore, a method mirroring expected credit losses under ASC 326 is inappropriate. As noted by the FASB staff, the Company considered whether the credit default met the risk transfer criteria to be considered an insurance contract, rather than a deposit. Because the contract exposes the guarantor to risk in both the amount and timing of cash flows associated with losses in the underlying loan pool, insurance risk as defined in ASC 340-30-20 is transferred and the contract is not accounted for as a deposit contract. No specific accounting is provided for insured entities for insurance contracts that are not retroactive, claims-made, or multiple-year retrospectively rated contracts. The credit default swap has no retroactive provisions and is occurrence-based, rather than claims-made.

To determine an appropriate method for settlements under the credit default swap, the Company considered guidance on recovery from third parties in ASC 410-30, Asset Retirement and Environmental Obligations — Environmental Obligations, which indicates that loss recoveries are recognized once the loss has been recognized and the recovery is probable. The Company also considered whether settlements would be considered loss recoveries or gain contingencies. ASC 450-30-20 defines a gain contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain to an entity that will ultimately be resolved when one or more future events occur or fail to occur.” The Accounting Standards Codification master glossary does not explicitly define the term “gain”; however, EITF 01-10 noted that a gain is “a recovery of a loss not yet recognized in the financial statements or an amount recovered in excess of a loss recognized in the financial statements.” Because claims are not made until a loss is recognized, as discussed above, the settlement is not a gain. Therefore, the Company records settlements as loss recoveries upon making claim, as settlement of the claim is probable under the contract.

Note 7. Securitization and Variable Interest Entities, page 166

10.We note your disclosure that you had investments in 22 nonconsolidated VIEs as of December 31, 2023. In future filings, please enhance your footnote disclosures to ensure they address all aspects of ASC 810-10-50-4, including quantification of your maximum exposure to loss as a result of your involvement and a tabular comparison of carrying amounts and classification of assets and liabilities in your statement of financial position and maximum exposure to loss relating to your variable interests in the VIEs.

RESPONSE:    The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it intends to update the disclosures in future filings related to nonconsolidated VIEs for enhanced clarity and increased centralization of disclosures, as set forth on page 3 of Exhibit A to this letter.

However, the Company respectfully notes that it does believe its existing disclosures satisfy the requirements of ASC 810-10-50-4, but acknowledges that they are not contained exclusively within Note 7, consistent with ASC 810-10-50-2AC. The Company respectfully directs the Staff to the following quantitative and qualitative disclosures within its 2023 Form 10-K which detail the Company’s involvement and activity related to nonconsolidated VIEs.

October 3, 2024

ASC 810-10-50-4: In addition to disclosures required by other guidance, a reporting entity that holds a variable interest in a VIE, but is not the VIE's primary beneficiary, shall disclose:
•(a) The carrying amounts and classification of the assets and liabilities in the reporting entity's statement of financial position that relate to the reporting entity's variable interest in the VIE.
◦Note 1. Organization, Summary of Significant Accounting Policies and New Accounting Standards, Securitization Investments, page 143
◦Note 6. Investment Securities, Securitization Investments, page 166
◦Note 15. Fair Value Measurements, Recurring Fair Value Measurements, page 183
◦Critical Accounting Policies and Estimates, Fair Value - Securitizations, page 122
•(b) The reporting entity's maximum exposure to loss as a result of its involvement with the VIE, including how the maximum exposure is determined and the significant sources of the reporting entity's exposure to the VIE. If the reporting entity's maximum exposure to loss as a result of its involvement with the VIE cannot be quantified, that fact shall be disclosed.
◦Note 7. Securitization and Variable Interest Entities, Nonconsolidated VIEs, page 167
•(c) A tabular comparison of the carrying amounts of the assets and liabilities, as required by (a) above, and the reporting entity's maximum exposure to loss, as required by (b) above. A reporting entity shall provide qualitative and quantitative information to allow financial statement users to understand the differences between the two amounts. That discussion shall include, but is not limited to, the terms of arrangements, giving consideration to both explicit arrangements and implicit variable interests, that could require the reporting entity to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to the VIE, including events or circumstances that could expose the reporting entity to a loss.
◦Note 6. Investment Securities, Securitization Investments, page 166
◦Note 7. Securitization and Variable Interest Entities, Nonconsolidated VIEs, page 167
◦Note 15. Fair Value Measurements, Recurring Fair Value Measurements, page 183
•(d) Information about any liquidity arrangements, guarantees, and/or other commitments by third parties that may affect the fair value or risk of the reporting entity's variable interest in the VIE is encouraged.
◦Note 7. Securitization and Variable Interest Entities, Nonconsolidated VIEs, page 167
•(e) If applicable, significant factors considered and judgments made in determining that the power to direct the activities of a VIE that most significantly impact the VIE's economic performance is shared in accordance with the guidance in paragraph 810-10-25-38D.
◦Note 7. Securitization and Variable Interest Entities, Nonconsolidated VIEs, page 167

Form 8-K Filed July 30, 2024
Exhibit 99.1
Non-GAAP Financial Measures, page 13

11.We note your disclosure of adjusted EBITDA margin (pages 2, 7), incremental adjusted EBITDA (page 2), segment-level contribution margin (pages 4, 6), and incremental contribution profit margin (page 6). These appear to be non-GAAP measures and therefore subject to the guidance in Regulation G and Item 10(e) of Regulation S-K. Please revise future filings to explain how management uses these measures, why management believes they are useful to investors, how they are calculated, and to provide a reconciliation to the closest comparable GAAP measure. To the extent that you reference such measures in 10-K or 10-Q filings, please make the same future revisions. In this regard, we note your reference to segment-level contribution margin on pages 85 and 87 of your 2023 Form 10-K and on page 61 of your Form 10-Q for the fiscal quarter ended June 30, 2024.

October 3, 2024

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in future filings, it intends to revise the disclosures of the following non-GAAP measures as set forth on page 4 of Exhibit A to this letter:
•Adjusted EBITDA margin (as disclosed on pages 2, 7 of Exhibit 99.1 to Form 8-K filed July 30, 2024)
•Incremental adjusted EBITDA margin (as disclosed on page 2 of Exhibit 99.1 to Form 8-K filed July 30, 2024)
•Adjusted contribution margin — Lending, which is applicable to the Company’s Lending reportable segment only, and which differs from Lending segment contribution margin (GAAP) as it excludes the impact of servicing rights and retained interests (which was referred to as “Contribution margin using Lending adjusted net revenue” on page 4 of Exhibit 99.1 to Form 8-K filed July 30, 2024)
•Incremental adjusted contribution margin — Lending, applicable to the Company’s Lending reportable segment only (which was not disclosed in Exhibit 99.1 to Form 8-K filed July 30, 2024)
With respect to segment-level contribution margin and incremental contribution margin, the Company respectfully advises the Staff that it believes that these are not non-GAAP measures. For each of its reportable segments (Lending, Technology Platform, and Financial Services), contribution margin is calculated as segment contribution profit (loss), divided by segment net revenue for each respective segment. Incremental contribution margin is calculated as the change in segment contribution profit (loss), divided by change in segment net revenue for each respective segment. Contribution profit (loss) and net revenue for each segment are calculated in accordance with GAAP as required by ASC 280, Segment Reporting. Therefore, the Company does not believe that contribution margin and incremental contribution margin for each its reportable segments are non-GAAP measures, consistent with SEC Staff Compliance & Disclosure Interpretations (C&DI) 104.01 and Exchange Act Release No. 34-47226. The Company respectfully advises that it will provide clear and consistent nomenclature relating to these items in future filings. For the avoidance of doubt, these items correspond with the items noted in Staff’s comment as follows.
•Contribution margin — Lending (segment-level contribution margin referenced on page 85 of the 2023 Form 10-K, and page 61 of the Form 10-Q for the quarterly period ended June 30, 2024)
•Contribution margin — Technology Platform (segment-level contribution margin referenced on page 6 of Exhibit 99.1 to Form 8-K filed July 30, 2024, and page 61 of the Form 10-Q for the quarterly period ended June 30, 2024)
•Contribution margin — Financial Services (segment-level contribution margin referenced on page 6 of Exhibit 99.1 to Form 8-K filed July 30, 2024)
•Incremental contribution margin — Financial Services (incremental contribution profit margin referenced on page 6 of Exhibit 99.1 to Form 8-K filed July 30, 2024)
•Contribution margin, for each of the Company’s reportable segments (segment-level contribution margin referenced on page 87 of the 2023 Form 10-K)

Form 10-Q for the Quarterly Fiscal Period Ended June 30, 2024
Note 4. Loans, page 16

12.We note that senior secured loans appear to have grown to 80% of total loans held for investment at amortized cost, 18.6% of total loans held for investment, and 6.9% of total loans as of June 30, 2024. In future filings, please revise your disclosures, in an appropriate location, to provide an expanded discussion of your senior secured loans that more fully describes the borrower population, underlying collateral characteristics, and typical duration of the loans.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise its future filings in response to the Staff’s comment.

October 3, 2024

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8816.

Sincerely,

/s/ Ben Marsh

Exhibit A
The revised disclosures in this exhibit reflect results as of and for the three and six months ended June 30, 2024, to demonstrate the form of disclosure revisions that the Company intends to incorporate in future filings. For your convenience, additions have been marked as underlined.

Staff Comment #4 - Revised Disclosure, Form 10-Q
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Business Overview, page 60 of the Company’s Form 10-Q for the quarterly period ended June 30, 2024 (which corresponds to the discussion on page 87 of the Company’s Form 10-K for the Fiscal Year ending December 31, 2023.)
In the narrative Business Overview of referral fees, interchange fees, and brokerage fees within Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company plans to add additional information on the proportion of total Financial Services noninterest income.
Example Disclosure:
We earn revenues in connection with our Financial Services segment primarily in the following ways. See Note 17. Business Segment Information and Note 3. Revenue to the Notes to Condensed Consolidated Financial Statements for additional information on the FTP framework and Financial Services revenue from contracts with customers.
•Net interest income: Net interest income is a key component of the profitability of our Financial Services segment as it relates primarily to our SoFi Money and credit card products. Net interest income on SoFi Money is based on interest income determined using our FTP framework, net of interest expense based on the interest rate offered to our members on their deposits. Net interest income on credit card is based on the contractual interest included in credit card agreements, net of interest expense as determined using the FTP framework.
•Referral fees: Through strategic partnerships, we earn a specified referral fee in connection with referral activity we facilitate through our platform. Referral fees are paid to us by third-party partners that offer services to end users who do not use one of our product offerings, but who were referred to the partners through our platform. We also earn referral fulfillment fees for providing pre-qualified borrower referrals to a third-party partner who separately contracts with a loan originator. Our referral fee is calculated as either a fixed price per successful referral or a percentage of the transaction volume between the enterprise partners and referred consumers. Referral fees accounted for approximately 39% of our total Financial Services noninterest income for the six months ended June 30, 2024.
•Interchange fees: We earn interchange fees from our SoFi-branded debit cards and credit cards. These fees are remitted by merchants and represent a percentage of the underlying transaction value processed through a payment network. We engage a card association and enter into contracts that establish the shared economics of SoFi-branded transaction cards. Interchange fees accounted for approximately 39% of our total Financial Services noninterest income for the six months ended June 30, 2024.
•Brokerage fees: We earn brokerage fees primarily from our share lending and payment for order flow arrangements related to our SoFi Invest product, in which we benefit through a negotiated multi-year revenue sharing arrangement, since our members' brokerage activity drives the share lending and payment for order flow volume. Brokerage fees accounted for approximately 15% of our total Financial Services noninterest income for the six months ended June 30, 2024.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Financial Services Segment Results of Operations, page 86 of the Company’s Form 10-Q for the quarterly period ended June 30, 2024 (which corresponds to the discussion on page 112 of the Company’s Form 10-K for the Fiscal Year ending December 31, 2023.)
Within Management’s Discussion and Analysis of Financial Condition and Results of Operations, in the subsection of Financial Services Segment Results of Operations within the subsection discussing noninterest income, the Company plans to include the additional table included below to provide to investors a breakdown of the proportion of referrals, interchange, and brokerage fees that constitute noninterest income within MD&A.

Example Disclosure:
Noninterest income
The table below presents revenue from contracts with customers disaggregated by type of service, as well as a reconciliation of total revenue from contracts with customers to total noninterest income for the Financial Services segment.

	Three Months Ended June 30,		2024 vs 2023		Six Months Ended June 30,		2024 vs 2023
	2024	2023	$ Change	% Change	2024	2023	$ Change	% Change
Referrals	$13,618	$8,223	$5,395	66%	$26,354	$17,849	$8,505	48%
Interchange	14,457	8,663	5,794	67%	26,459	15,932	10,527	66%
Brokerage	5,960	5,225	735	14%	9,994	10,103	(109)	(1)%
Other(1)	654	348	306	88%	1,581	835	746	89%
Total revenue from contracts with customers(2)	34,689	22,459	12,230	54%	64,388	44,719	19,669	44%
Other sources of revenue(3)	2,214	956	1,258	132%	3,353	1,760	1,593	91%
Total Financial Services noninterest income	$36,903	$23,415	$13,488	58%	$67,741	$46,479	$21,262	46%
_____________________
(1) Includes revenues from enterprise services and equity capital markets services.
(2) Presented within noninterest income—other in the condensed consolidated statements of operations and comprehensive income (loss). See Note 3. Revenue to the Notes to Condensed Consolidated Financial Statements for additional information.
(3) Presented within noninterest income—other in the condensed consolidated statements of operations and comprehensive income (loss).
Noninterest income in our Financial Services segment increased by $13.5 million, or 58%, and $21.3 million, or 46%, for the three and six months ended June 30, 2024, respectively, compared to the same periods in 2023, primarily due to an increase in interchange fees, which coincided with increased credit card and debit card transactions, as well as growth in referral fulfillment activity, as we continue to drive volume to our partners.

Staff Comment #10 - Revised Disclosure, Form 10-Q
Note 7. Securitization and Variable Interest Entities, page 27 of the Company’s Form 10-Q for the quarterly period ended June 30, 2024 (which corresponds to the discussion on page 167 of the Company’s Form 10-K for the Fiscal Year ending December 31, 2023.)

Within the Securitization and Variable Interest Entities footnote, the Company plans to present the subsection of Securitization Investments, which was previously included in the Investment Securities footnote, as well as additional cross references to locations of other pertinent disclosures within the footnotes.
Example Disclosure:
Nonconsolidated VIEs
We have created and designed personal loan and student loan trusts to transfer associated credit and interest rate risk associated with the loans through the issuance of collateralized notes and residual certificates. We have a variable interest in the nonconsolidated loan trusts, as we own collateralized notes and residual certificates in the loan trusts that absorb variability. We also have continuing, non-controlling involvement with the trusts as the servicer. As servicer, we may have the power to perform the activities which most impact the economic performance of the VIE, but since either we hold an insignificant financial interest in the trusts or rights held by other variable interest holders convey power, we are not the primary beneficiary. This financial interest represents the equity ownership interest in the loan trusts, wherein there is an obligation to absorb losses and the right to receive benefits from residual certificate ownership. The maximum exposure to loss as a result of our involvement with the nonconsolidated VIEs is limited to our investment. We did not provide financial support to any nonconsolidated VIEs beyond our initial equity investment. There are no liquidity arrangements, guarantees or other commitments by third parties that may affect the fair value or risk of our variable interests in nonconsolidated VIEs.
As of June 30, 2024 and December 31, 2023, we had investments in 24 and 22 nonconsolidated VIEs, respectively. During the six months ended June 30, 2024, we established two nonconsolidated trusts.
Securitization Investments
The following table presents the aggregate outstanding value of asset-backed bonds and residual interests owned by the Company in nonconsolidated VIEs, which are presented within investment securities in the condensed consolidated balance sheets. These risk retention interests represent the carrying value of our holdings in nonconsolidated VIEs, and the maximum exposure to a loss as a result of our involvement as of the dates presented.

	June 30, 2024	December 31, 2023
Personal loans	$50,332	$27,247
Student loans	71,532	79,501
Securitization investments	$121,864	$106,748
See Note 12. Fair Value Measurements for the key inputs used in the fair value measurements of these asset-backed bonds and residual interests.

Staff Comment #11 - Revised Disclosure, Form 8-K
In future filings that include non-GAAP adjusted EBITDA margin, incremental adjusted EBITDA, adjusted contribution margin, and incremental adjusted contribution profit margin, the Company plans to include disclosure similar to the disclosure included below.
Example Disclosure:
Exhibit 99.1, Non-GAAP Financial Measures, page 10, of the Company’s Form 8-K filed July 30, 2024
This press release presents information about certain non-GAAP financial measures provided as supplements to the results provided in accordance with accounting principles generally accepted in the United States (GAAP). Our management and Board of Directors uses these non-GAAP measures to evaluate our operating performance, formulate business plans, help better assess our overall liquidity position, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, we believe that these non-GAAP measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures. Other companies may not use these non-GAAP measures or may use similar measures that are defined in a different manner. Therefore, SoFi's non-GAAP measures may not be directly comparable to similarly titled measures of other companies.
Reconciliations of these non-GAAP measures to the most directly comparable GAAP financial measures are provided in Table [ ] to the “Financial Tables” herein.
Exhibit 99.1, Financial Tables, Non-GAAP Financial Measures, page 14, of the Company’s Form 8-K filed July 30, 2024
Table [ ]
Adjusted Net Revenue
Adjusted net revenue is defined as total net revenue, adjusted to exclude the fair value changes in servicing rights and residual interests classified as debt due to valuation inputs and assumptions changes, which relate only to our Lending segment, as well as gains and losses on extinguishment of debt. We adjust total net revenue to exclude these items, as they are non-cash charges that are not realized during the period or not indicative of our core operating performance, and therefore positive or negative changes do not impact the cash available to fund our operations. Management believes this measure is useful because it enables management and investors to assess our underlying operating performance and cash available to fund our operations. In addition, management uses this measure to better decide on the proper expenses to authorize for each of our operating segments, to ultimately help achieve target contribution profit margins.
The following table reconciles adjusted net revenue to total net revenue, the most directly comparable GAAP measure:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2024	2023	2024	2023
Total net revenue (GAAP)	$598,618	$498,018	$1,243,613	$970,176
Servicing rights – change in valuation inputs or assumptions(1)	(1,654)	(8,601)	(6,880)	(20,685)
Residual interests classified as debt – change in valuation inputs or assumptions(2)	1	(602)	74	(513)
Gain on extinguishment of debt(3)	—	—	(59,194)	—
Adjusted net revenue (non-GAAP)	$596,965	$488,815	$1,177,613	$948,978
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(1)Reflects changes in fair value inputs and assumptions on servicing rights, including conditional prepayment, default rates and discount rates. These assumptions are highly sensitive to market interest rate changes and are not indicative of our performance or results of operations. Moreover, these non-cash charges are unrealized during the period and, therefore, have no impact on our cash flows from operations. As such, these positive and negative changes are adjusted out of total net revenue to provide management and financial users with better visibility into the net revenue available to finance our operations and our overall performance.
(2)Reflects changes in fair value inputs and assumptions on residual interests classified as debt, including conditional prepayment, default rates and discount rates. When third parties finance our consolidated securitization VIEs by purchasing residual interests, we receive proceeds at the time of the closing of the securitization and, thereafter, pass along contractual cash flows to the residual interest owner. These residual debt obligations are measured at fair value on a recurring basis, but they have no impact on our initial financing proceeds, our future obligations to the residual interest owner (because future residual interest claims are limited to contractual securitization collateral cash flows), or the general operations of our business. As such, these positive and negative non-cash changes in fair value attributable to assumption changes are adjusted out of total net revenue to provide management and financial users with better visibility into the net revenue available to finance our operations.
(3)Reflects gain on extinguishment of debt. Gains and losses are recognized during the period of extinguishment for the difference between the net carrying amount of debt extinguished and the fair value of equity securities issued. These non-cash charges are not indicative of our core operating performance, and as such are adjusted out of total net revenue to provide management and financial users with better visibility into the net revenue available to finance our operations and our overall performance.
The following table reconciles adjusted net revenue for the Lending segment to total net revenue, the most directly comparable GAAP measure for the Lending segment:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in thousands)	2024	2023	2024	2023
Total net revenue – Lending (GAAP)	$340,705	$331,441	$671,181	$668,522
Servicing rights – change in valuation inputs or assumptions(1)	(1,654)	(8,601)	(6,880)	(20,685)
Residual interests classified as debt – change in valuation inputs or assumptions(2)	1	(602)	74	(513)
Adjusted net revenue – Lending (non-GAAP)	$339,052	$322,238	$664,375	$647,324
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(1)See footnote (1) to the table above.
(2)See footnote (2) to the table above.
Adjusted Contribution Margin and Incremental Adjusted Contribution Margin — Lending
Adjusted contribution margin and incremental adjusted contribution margin are non-GAAP measures and relate only to our Lending segment. Adjusted contribution margin is defined as segment contribution profit (loss) for the Lending segment, divided by adjusted net revenue for the Lending segment, a non-GAAP measure. Incremental adjusted contribution margin is defined as the change in segment contribution profit (loss) for our Lending segment, divided by change in adjusted net revenue for the Lending segment. See ‘Adjusted Net Revenue’ above for a reconciliation of Lending segment adjusted net revenue.
Management believes adjusted contribution margin metrics are useful because they enable management and investors to assess the underlying operating performance of our Lending segment, by removing the impact of changes in volume over periods to present a comparable view of segment contribution profit (loss), which is a measure of the direct profitability of each of our reportable segments, as a percentage of segment adjusted net revenue for the Lending segment during each period.
The following table presents a reconciliation of adjusted contribution margin and incremental adjusted contribution margin for our reportable Lending segment:

	Three Months Ended June 30,		2024 vs 2023	Six Months Ended June 30,		2024 vs 2023
($ in thousands)	2024	2023	$ Change	2024	2023	$ Change
Lending
Contribution profit (loss) – Lending (GAAP)	$197,938	$183,309	$14,629	$405,657	$393,207	$12,450
Net revenue – Lending (GAAP)	340,705	331,441	9,264	671,181	668,522	2,659
Contribution margin – Lending (GAAP)(1)	58%	55%		60%	59%
Incremental contribution margin – Lending (GAAP)(1)	158%			468%

Adjusted net revenue – Lending (non-GAAP)(2)	$339,052	$322,238	$16,814	$664,375	$647,324	$17,051
Adjusted contribution margin – Lending (non-GAAP)	58%	57%		61%	61%
Incremental adjusted contribution margin – Lending (non-GAAP)	87%			73%
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(1)Contribution margin is defined for each of our reportable segments as contribution profit (loss), divided by net revenue. Incremental contribution margin for each of our reportable segments is defined as the change in segment contribution profit (loss), divided by change in net revenue.
(2)Refer to ‘Adjusted Net Revenue’ above for reconciliation of this non-GAAP measure.
Adjusted EBITDA, Adjusted EBITDA Margin and Incremental Adjusted EBITDA Margin
Adjusted EBITDA is defined as net income (loss), adjusted to exclude, as applicable: (i) corporate borrowing-based interest expense (our adjusted EBITDA measure is not adjusted for warehouse or securitization-based interest expense, nor deposit interest expense and finance lease liability interest expense, as these are direct operating expenses), (ii) income tax expense (benefit), (iii) depreciation and amortization, (iv) share-based expense (inclusive of equity-based payments to non-employees), (v) restructuring charges, (vi) impairment expense (inclusive of goodwill impairment and property, equipment and software abandonments), (vii) transaction-related expenses, (viii) foreign currency impacts related to operations in highly inflationary countries, (ix) fair value changes in warrant liabilities, (x) fair value changes in each of servicing rights and residual interests classified as debt due to valuation assumptions, (xi) gain on extinguishment of debt, and (xii) other charges, as appropriate, that are not expected to recur and are not indicative of our core operating performance.
Adjusted EBITDA margin is computed as adjusted EBITDA divided by adjusted net revenue. Incremental adjusted EBITDA margin is defined as the change in adjusted EBITDA, divided by change in adjusted net revenue. See ‘Adjusted Net Revenue’ above for a reconciliation of this non-GAAP measure.
Management believes adjusted EBITDA, adjusted EBITDA margin and incremental adjusted EBITDA margin are useful measures for period-over-period comparisons of our business. These measures enable management and investors to assess our core operating performance or results of operations by removing the effects of certain non-cash items and charges, as well as the impact of changes in volume over periods as applicable. In addition, management uses these measures to help evaluate cash flows generated from operations and the extent of additional capital, if any, required to invest in strategic initiatives.
The following table reconciles adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, and presents the computations of adjusted EBITDA margin and incremental adjusted EBITDA margin:

	Three Months Ended June 30,		2024 vs 2023	Six Months Ended June 30,		2024 vs 2023
($ in thousands)	2024	2023	$ Change	2024	2023	$ Change
Net income (loss) (GAAP)	$17,404	$(47,549)	$64,953	$105,447	$(81,971)	$187,418
Non-GAAP adjustments:
Interest expense – corporate borrowings(1)	12,725	9,167	3,558	23,436	17,167	6,269
Income tax expense (benefit)(2)	(2,064)	(1,780)	(284)	4,119	(3,417)	7,536
Depreciation and amortization(3)	49,623	50,130	(507)	98,162	95,451	2,711
Share-based expense	61,057	75,878	(14,821)	116,139	140,104	(23,965)
Restructuring charges(4)	—	—	—	—	4,953	(4,953)
Impairment expense(5)	—	—	—	—	1,243	(1,243)
Foreign currency impact of highly inflationary subsidiaries(6)	194	—	194	368	—	368
Transaction-related expense(7)	615	176	439	615	176	439
Servicing rights – change in valuation inputs or assumptions(8)	(1,654)	(8,601)	6,947	(6,880)	(20,685)	13,805
Residual interests classified as debt – change in valuation inputs or assumptions(9)	1	(602)	603	74	(513)	587
Gain on extinguishment of debt(10)	—	—	—	(59,194)	—	(59,194)
Total adjustments	120,497	124,368	(3,871)	176,839	234,479	(57,640)
Adjusted EBITDA (non-GAAP)	$137,901	$76,819	$61,082	$282,286	$152,508	$129,778

Total net revenue (GAAP)	$598,618	$498,018	$100,600	$1,243,613	$970,176	$273,437
Net income (loss) margin (GAAP)	3%	(10)%		8%	(8)%
Incremental net income (loss) margin (GAAP)	65%			69%

Adjusted net revenue (non-GAAP)(11)	$596,965	$488,815	$108,150	$1,177,613	$948,978	$228,635
Adjusted EBITDA margin (non-GAAP)	23%	16%		24%	16%
Incremental adjusted EBITDA margin (non-GAAP)	56%			57%
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(1)Our adjusted EBITDA measure adjusts for corporate borrowing-based interest expense, as these expenses are a function of our capital structure. Corporate borrowing-based interest expense includes interest on our revolving credit facility, as well as interest expense and the amortization of debt discount and debt issuance costs on our convertible notes. Convertible note interest expense in the 2024 periods increased related to the issuance of interest-bearing convertible senior notes during the first quarter of 2024.
(2)Our income tax positions in both the 2024 and 2023 periods were impacted by income tax expenses associated with the profitability of SoFi Bank in state jurisdictions where separate filings are required, as well as federal taxes where our tax credits and loss carryforwards may be limited. Our income tax benefit position in the 2023 period was primarily attributable to income tax benefits from foreign losses in jurisdictions with net deferred tax liabilities related to Technisys.
(3)Depreciation and amortization expense increased for the six months ended June 30, 2024 compared to the prior year period, primarily in connection with growth in our internally-developed software balance.
(4)Restructuring charges in the six-month 2023 period primarily included employee-related wages, benefits and severance associated with a reduction in headcount in our Technology Platform segment in the first quarter of 2023, which do not reflect expected future operating expenses and are not indicative of our core operating performance.
(5)Impairment expense in the six-month 2023 period relates to a sublease arrangement, which is not indicative of our core operating performance.
(6)Foreign currency charges reflect the impacts of highly inflationary accounting for our operations in Argentina, which are related to our Technology Platform segment and commenced in the first quarter of 2022 with the Technisys Merger. For the year ended December 31, 2023, all amounts were reflected in the fourth quarter, as inter-quarter amounts were determined to be immaterial.
(7)Transaction-related expense in the 2023 and 2024 periods included financial advisory and professional services costs associated with our acquisition of Wyndham.
(8)Reflects changes in fair value inputs and assumptions, including market servicing costs, conditional prepayment, default rates and discount rates. This non-cash change is unrealized during the period and, therefore, has no impact on our cash flows from operations. As such, these positive and negative changes in fair value attributable to assumption changes are adjusted out of net income (loss) to provide management and financial users with better visibility into the earnings available to finance our operations.
(9)Reflects changes in fair value inputs and assumptions, including conditional prepayment, default rates and discount rates. When third parties finance our consolidated VIEs through purchasing residual interests, we receive proceeds at the time of the securitization close and, thereafter, pass along contractual cash flows to the residual interest owner. These obligations are measured at fair value on a recurring basis, which has no impact on our initial financing proceeds, our future obligations to the residual interest owner (because future residual interest claims are limited to contractual securitization collateral cash flows), or the general operations of our business. As such, these positive and negative non-cash changes in fair value attributable to assumption changes are adjusted out of net income (loss) to provide management and financial users with better visibility into the earnings available to finance our operations.
(10)Reflects gain on extinguishment of debt. Gains and losses are recognized during the period of extinguishment for the difference between the net carrying amount of debt extinguished and the fair value of equity securities issued. These non-cash charges are not indicative of our core operating performance, and as such are adjusted out of total net revenue to provide management and financial users with better visibility into the net revenue available to finance our operations and our overall performance.
(11)Refer to ‘Adjusted Net Revenue’ above for reconciliation of this non-GAAP measure.